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WRITER'S DIRECT LINE

202 682-7296

April 24, 2003

SUPPL

03 APR 28 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

Dlw 5/14

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN TELEPHONE: +353 1 6051029
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED DATED 16th APRIL, 2003, THAT BANK OF IRELAND NOMINEES LIMITED ("BANK OF IRELAND") HAS A NOTIFIABLE INTEREST IN 32,450,493 (17.18%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE 31,804,193 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND, 220,910 SHARES ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES AND 425,390 ARE REGISTERED IN THE NAME OF CITIBANK NOMINEES LIMITED. THE SHARES ARE HELD ON BEHALF OF A RANGE OF CLIENTS OF BANK OF IRELAND, NORTRUST AND CITIBANK.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2

17th April, 2003.